

December 1, 2011

Via E-mail
Susan Lokey
Secretary
SSTL, Inc.
128 Commercial Dr.
Mooresville, NC 28155

> **Re: SSTL, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2011**
> **File No. 333-177792**

Dear Ms. Lokey:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X. In this regard, your updated financial statements should also include a "statement of operations" and "statement of cash flows" for the most recent interim period. In particular, these additional financial statements should cover the period from April 1, 2011 (beginning of the fiscal year) through the most recent interim period balance sheet date included in the filing. Please refer to guidance in Rule 8-03 of Regulation S-X.

2. Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

3. We note your disclosure in footnote (1) to the registration fee table. At an appropriate place in the prospectus, please revise to describe the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

4. Please revise to provide the information required under Item 503(b) of Regulation S-K.

5. Please revise to disclose that you are a shell company or explain to us why you believe you are not a shell company.

Registration Statement Cover Page

6. It appears that you are conducting a delayed offering as you have provided the Rule 415 undertaking. If so, please check the box on the cover that states that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 or advise.

7. It appears that the $0.02 per share price of the shares you are registering is the same price or lower than the price your selling shareholders paid for their shares during the period from November 2010 to June 2011 ($0.02 per share price) and in February 2011 ($0.03 per share price). As such, it appears that the $0.02 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired unless and until there is an active trading market. This suggests that the $0.02 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

8. In your future amendments, please revise the registration statement cover page to include the filing date of the amendment.

Prospectus Summary, page 4

9. You state that the terms "Company," "our," "ours" and "us" refer to GB Race Leasing, Inc. However, you have changed your name to SSTL, Inc. Please revise this disclosure or advise.

The Company, page 4

10. We note your disclosure in the last paragraph on page 5 relating to the losses you have incurred through June 30, 2011. Please revise your disclosure to provide your losses as of the most recent practicable date or advise. Also revise page 19 and throughout the prospectus accordingly.

11. We note disclosure which states that revenue will be generated from Pro-Driver Development, Inc. However, you state elsewhere in the prospectus that revenue is expected to be derived from the leasing of Race Truck Chassis and RV to motorsports organizations in the NASCAR Camping World Truck Series. Please revise to clarify your disclosure.

12. Refer to the first paragraph on page 6. In light of your anticipated costs for the next twelve months, please substantiate your claim that your estimated monthly burn rate is $5,000.

Competition, page 6

13. Please list your competitors here and on page 16. Additionally, please substantiate your beliefs that your Race Truck Chassis are "equal or superior to other Race Truck Chassis that may be offered to potential customers" and your "lease charges for [y]our Race Truck rentals are at competitive market leasing rates compared to those charged by [y]our competitors" or remove the disclosure.

Maintenance and Facilities, page 6

14. Please reconcile your statement that you "do not incur any costs for the use of this facility" with your prior statement that you pay $3,500 per month for the use of the premises. Please revise for consistency or advise.

Relationship with our majority shareholder, page 6

15. We note your disclosure that GB Investments, Inc. "owns approximately sixty seven percent (70%) of [your] outstanding common stock." Please revise here and on pages 9, 11, and 23 to state consistently whether GB Investments, Inc. owns 67% or 70% of your stock.

16. We note that your monthly expenses are approximately $5,000. Please revise to disclose the amount of time that your present capital will last at this rate. Additionally, please provide an estimate of the additional financing that you will require and disclose whether you have taken any steps to seek additional financing.

17. Please revise to briefly describe the terms of your $50,000 loan from TVP Investments, LLC and state whether you have a written agreement for this loan. Please also file any written agreement and the promissory note with the registration statement.

Risk Factors, page 8

18. Please revise to include a risk factor addressing the cyclical nature of your business operations as it appears that truck races with NASCAR are limited on an annual basis.

We have a limited operating history, with historical losses, page 8

19. Please clarify whether you also intend to lease your vehicles to individuals or only to companies. We note conflicting disclosure on page 13 which states that you plan to lease to companies and individuals. In addition, you estimate the costs for the 12 months

ending September 30, 2011, yet the disclosure that follows references September 30, 2012. Please revise for consistency or advise.

We face competition from better capitalized competitors, page 9

20. We note disclosure which implies that your pricing is higher than your competitors. Please revise to indicate your pricing model compared to your competitors so that investors may better assess the risk.

We will incur additional costs for being a small, public reporting company, page 11

21. Please revise to disclose the estimated annual costs that you will incur as a result of being a public reporting company.

Sales of a substantial number of shares of our common stock, page 12

22. We note disclosure which states that at the time of effectiveness, the selling stockholders may be selling up to 30% of the issued and outstanding shares of your common stock. Please reconcile this disclosure with the number of shares that you are registering with the current number of outstanding shares of your common stock. Please revise or advise.

Business of the Company, page 13

Camping World Truck Series, page 14

23. We note that there are six remaining NASCAR truck races in 2011. Please revise to disclose how many Camping World Truck Series races NASCAR holds on an annual basis.

Our Race Truck Chassis, page 14

24. We note your disclosure that your Race Truck Chassis meet the NASCAR standards set out on page 14. Please revise to disclose the governing body which determines whether these standards are met.

25. It appears that you have seven customized NASCAR racing vehicles and one motorcoach. Please advise whether you have current plans to purchase additional vehicles in the foreseeable future.

Marketing, page 15

26. Please revise to discuss the costs and time frame associated with executing your marketing strategy. Please also revise to include balancing language that there is no

guarantee that you will be able to execute your marketing strategy either due to working capital constraints or due to lessee interest.

Terms of Our Rental Agreement, page 15

27. We note your disclosure that your vehicles "can lease for $7,500 per event or can be leased on a flat rate plan." Please revise to explain what you mean by the "flat rate plan" and disclose the amount to be paid by your clients under this plan.

Management's Discussion and Analysis or Plan of Operation, page 17

Plan of Operation, page 17

28. Please revise significantly to discuss your detailed plan for the next twelve months and then to the point of revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

29. Please revise the dates in this section as it appears that by stating 2011 you mean 2012, and by stating 2012 you mean 2013 or advise.

30. In the first paragraph on page 18 you state that you "estimate that [you] will need $100,000 to fund [your] operations after September 30, 2012." Please revise to clarify how you plan to fund your operations prior to September 30, 2012. We also note that in other sections of the prospectus you state that you will need $100,000 to fund your operations in the next 12 months or prior to September 30, 2012.

Results of Operations, page 18

31. Refer to the first sentence of the second paragraph. We note your reference to the "period November 10, 2011 through June 30, 2011." The first date is later in time than the second date. Please revise.

Critical Accounting Policies, page 19

32. In the second sentence of the first paragraph on page 19 you state that "[w]ithout further funding, [you] anticipate running out of cash after March 31, 2011." We note that this date has already passed. Please revise to update your disclosure or advise.

Financing Needs, page 20

33. We note disclosure which states that you anticipate generating revenues in late 2011. As it is currently December 2011, please update this disclosure, as applicable.

Management, page 21

34. Please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 23

35. Please revise to provide the beneficial ownership information as of the most recent practicable date.

Certain Relationships and Related Transactions, page 24

36. We note that you have not described here the related party transaction with an officer valued at $290,000 that appears in Note 2 on page 40. Please revise or advise.

Description of Securities, page 24

Common Stock, page 24

37. We note that you are a Nevada corporation and your principal place of business is in North Carolina. Please advise us why you may be subject to the provisions of the California General Corporation Law.

Selling Stockholders, page 26

38. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your selling shareholders table is accurate in this regard.

Experts, page 30

39. Please revise to update the periods for the financial statements in this paragraph to conform to the periods that are presented in the financial statements.

Item 15. Recent Sales of Unregistered Securities, page 44

40. Please revise to disclose the number of shares sold to accredited investors described in the first paragraph of this section.

41. You disclose that you currently have 16,766,667 shares issued and outstanding. The transactions listed in this section appear to account for 15,254,167 shares. Please revise to list additional sales transactions or advise. Refer to Item 701 of Regulation S-K.

Item 16. Exhibits, page 45

    42. Please explain your references to Speedsport Branding, Inc. or revise to delete the two
        related references in this section and the another reference on page 48.

Item 17. Undertakings, page 45

    43. Please revise undertakings in sections (1)(ii) and (1)(iii) to follow the language in Item
        512 of Regulation S-K. Refer to Item 512(a)(1)(ii) and 512(a)(1)(iii) of Regulation S-K.

Signatures, page 47

    44. Please revise your signature page to have the majority of your board of directors sign
        your registration statement in their individual capacities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    • should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;

    • the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility for
      the adequacy and accuracy of the disclosure in the filing; and

    • the company may not assert staff comments and the declaration of effectiveness as a
      defense in any proceeding initiated by the Commission or any person under the federal
      securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Juan Migone at (202) 551-3312 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Stanley Moskowitz
        The Bingham Law Group, APC